O’Neill Law Group PLLC		435 Martin Street, Suite 1010
Blaine, WA 98230

Stephen F.X. O’Neill*	Christian I. Cu**	Telephone: (360) 332-3300
Facsimile: (360) 332-2291
E-mail: son@stockslaw.com

File #4387
June 8, 2005
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
 AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: William A. Bennett Esq., Division of Corporation Finance

Dear Sirs:

RE:	MED-TECH SOLUTIONS, INC. (the “Company”)
	-	Amendment No. 2 to Registration Statement on Form SB-2
	-	Original Filed January 28, 2005, Amendment No. 1 filed April 12, 2005
	-	SEC File Number 333-122352

We write on behalf of Med-Tech Solutions, Inc. (the “Company” or “Med-Tech”) in response to your comment letter dated May 19, 2005 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, a second amended Registration Statement on Form SB-2/A (as revised, the "Amended SB-2"). We enclose with this submission a copy of the Amended SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended SB-2.

SUMMARY, PAGE 5

1.
YOU STATE IN THE SECOND PARAGRAPH ON PAGE 5 THAT YOU INTEND TO “ESTABLISH DISTRIBUTION AGREEMENTS WITH MAJOR INDEPENDENT MEDICAL DEVICE DISTRIBUTORS.” CLARIFY WHETHER ANY SUCH AGREEMENTS EXIST AND WITH WHOM. IN THE BUSINESS SECTION, DISCLOSE THE MATERIAL TERMS OF THESE AGREEMENTS AND FILE AS EXHIBITS.

In response to this comment, the Company has entered into a distribution agreement with Medisell International Holdings, Inc. (“Medisell”), for distribution of its Gynecone device in the Philippines. Please see the revised disclosure under the heading “Description of Business-Medisell Distribution Agreement” and “Plan of Operation” in the Amended SB-2 and Exhibit 10.3 to the Amended SB-2.

2.	THE SECTION TITLED “COMPETITIVE ADVANTAGE” IS OVERLY PROMOTIONAL AND REPEATS DISCLOSURE LOCATED ELSEWHERE. PLEASE DELETE THIS SECTION FROM THE SUMMARY.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650
*Washington and British Columbia Bars **Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

In response to this comment, the Company has deleted the disclosure under the heading “Competitive Advantage” from the summary as requested.

RISK FACTORS, PAGE 7

3.
PLEASE AVOID THE GENERIC CONCLUSIONS YOU REACH IN SEVERAL OF YOUR RISK FACTOR NARRATIVES AND SUBHEADINGS THAT THE RISK COULD “ADVERSELY AFFECT” YOUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS OR ABILITY TO RAISE CAPITAL OR WOULD “NEGATIVELY AFFECT,” “AFFECT” OR HAVE A “MATERIAL ADVERSE AFFECT” ON THE SAME. INSTEAD, REPLACE THIS LANGUAGE WITH SPECIFIC DISCLOSURE OF HOW YOUR BUSINESS FINANCIAL CONDITION AND OPERATIONS WOULD BE AFFECTED. SEE, FOR EXAMPLE, RISK FACTORS 1, 6, 10, 11 AND 15. SEE ALSO PRIOR COMMENT 15.

In response to this comment, the Company has revised the disclosure in the noted risk factors as requested.

4.
PLEASE INDICATE IN RISK FACTOR 14 THE REASON WHY INITIAL SALES OF THE GYNECONE DEVICE WILL ORIGINATE IN ASIA. WE NOTE IN THE NARRATIVE THAT YOUR FLEXIBILITY MAY BE SOMEWHAT LIMITED BY AGREEMENTS YOU HAVE ENTERED INTO WITH YOUR FOREIGN DISTRIBUTORS. ELABORATE ON THIS LIMITATION, DISCLOSE THE MATERIAL TERMS OF THESE AGREEMENTS AND FILE THE SAME AS EXHIBITS.

In response to this comment, the Company has revised risk factor 14 as requested. Please also see the revised disclosure under the heading “Medisell Distribution Agreement” on page 25 of the Amended SB-2 and Exhibit 10.3 to the Amended SB-2.

5.	REFERENCE IS MADE TO RISK FACTOR 15. SINCE ALL COMPANIES RELY ON THEIR KEY PERSONNEL, CLEARLY EXPLAIN HOW THIS SPECIFIC RISK APPLIES TO YOUR COMPANY.

In response to this comment, the Company has revised risk factor 15 as requested.

6.
WE NOTE YOUR RESPONSE TO COMMENT 17. AFTER FURTHER CONSIDERATION IT CONTINUES TO APPEAR TO US THAT THE RISK FACTORS ADDRESSING FUTURE CLINICAL STUDIES OR PHYSICIANS ASSOCIATIONS ANNOUNCING POSITIONS AND RAPIDLY EVOLVING TECHNOLOGY AND INTENSE COMPETITION ARE GENERIC IN NATURE AND EQUALLY APPLICABLE TO SIMILARILY SITUATED BUSINESSES. PLEASE RELOCATE THE DISCLOSURE LATER IN THE PROSPECTUS.

In response to this comment, the Company has: (i) moved the disclosure from the risk factor headed “If future clinical studies or other articles are published...” to page 27 of the Amended SB-2 under the heading “Marketing Strategy”; and (ii) moved the disclosure from the risk factor headed “Because we are significantly smaller and less established than a majority of our competitors...” to page 30 under the heading “Competition”.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 19

COMPENSATION

7.
UNDER “SIGNIFICANT PERSONNEL,” PLEASE IDENTIFY THE THIRD PARTIES WITH WHOM YOU CONDUCT YOUR BUSINESS, THE SERVICES OFFERED BY THE SAME, AND THE COST TO THE COMPANY FOR THESE SERVICES. FILE ALL AGREEMENTS AS EXHIBITS. IF NONE EXIST, SO STATE.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 under the heading “Significant Personnel” as requested.

O’Neill Law Group PLLC	3
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

PREFERRED STOCK, PAGE 21

8.	BRIEFLY INDICATE THE AMOUNT OF PREFERRED STOCK OUTSTANDING.

In response to this comment, please see the disclosure under the heading “Description of Securities - General” in the Amended SB-2. There are no shares of preferred stock outstanding.

DESCRIPTION OF BUSINESS, PAGE 23

9.
IN PRIOR COMMENT 33, WE EXPRESSED OUR CONFUSION OVER YOUR BUSINESS DESCRIPTION, WHICH WE REITERATE. AFTER FURTHER READING, IT APPEARS YOU ARE A LICENSEE OF THE GYNECONE, YET YOU DO NOT IDENTIFY YOURSELF AS SUCH. IT ALSO APPEARS THAT YOU WILL RELY ENTIRELY ON THIRD PARTIES TO MANUFACTURE AND DISTRIBUTE THIS PRODUCT, YET YOU DESCRIBE YOURSELF AS BEING “FOCUSED ON THE DISTRIBUTION AND MARKETING OF MEDICAL PESSARY DEVICES” WITH A PLAN OF OPERATION THAT SEEKS “FUNDING TO DEVELOP AND MARKET THE GYNECONE....” IT DOES NOT APPEAR THAT YOU HAVE MORE THAN ONE PRODUCT, SO WE DO NOT UNDERSTAND REFERENCE TO “DEVICES.” IT ALSO DOES NOT APPEAR YOU ARE THE ENTITY DEVELOPING THE GYNECONE, SO WE DO NOT UNDERSTAND REFERENCE TO “DEVELOP.” FINALLY, IT DOES NOT APPEAR YOU ARE THE ENTITY DISTRIBUTING THE DEVICE, SO WE DO NOT UNDERSTAND REFERENCE TO “DISTRIBUTION,” AND TO THE EXTENT YOU DO UNDERTAKE MARKETING ACTIVITIES, THESE EFFORTS ACTUALLY APPEAR TO BE PERFORMED BY THE DISTRIBUTOR. FULLY ADDRESS EACH OF THESE MATTERS TO PRESENT CLEAR AND ACCURATE DISCLOSURE OF YOUR BUSINESS DESCRIPTION AND YOUR PLAN OF OPERATION.

In response to this comment, the Company acquired a worldwide exclusive license to “manufacture, market and distribute” the Gynecone device. Whether the Company markets and sells the product to third party distributors rather than directly to consumers does not mean they are not engaging in the marketing or distribution of the Company’s product. Further the reference to developing the Gynecone relates to the fact that the Company intends to expend $25,000 on research and development of the Gynecone device over the next twelve months. The Company has revised the references to “devices” in the Amended SB-2 to clarify that the Company presently has only one product.

10.
WE REMAIN UNCLEAR AS TO THE CURRENT STATUS O F THE GYNECONE DEVICE. IN THIS REGARD, WE NOTE THAT YOU HAVE DEVELOPED 500 PROTOTYPES OF THE GYNECONE DEVICE, HOWEVER THIS DOES NOT ADEQUATELY ADDRESS THE EXACT STATUS OF THE DEVICE AND WHEN YOU EXPECT TO BRING IT TO MARKET. FULLY DISCUSS AND DISCLOSE ALL EFFORTS UNDERTAKEN TO DATE AND THOSE THAT REMAIN. SEE PRIOR COMMENT 34.

In response to this comment, please see the revised disclosure under the heading “Description of Business – In General” and “Description of Business – Philippine Market” in the Amended SB-2.

11.
WE NOTE THAT YOU INTEND TO FINALIZE A DISTRIBUTION AGREEMENT WITH AN ESTABLISHED MEDICAL DEVICE DISTRIBUTION COMPANY IN THE PHILIPPINES BY JUNE 2005. UPDATE AS TO THE STATUS OF THIS AGREEMENT, FULLY DISCUSS ITS MATERIAL TERMS, IDENTIFY THE DISTRIBUTOR AND FILE THE AGREEMENT AS AN EXHIBIT. TO THE EXTENT THE AGREEMENT HAS NOT BEEN FINALIZED, YOU DO NOT KNOW ITS TERMS, OR YOU DO NOT KNOW THE IDENTITY, REVISE THE DISCLOSURE APPROPRIATELY.

In response to this comment, please see the Company’s response to comment 1.

12.
UNDER MDMI MANUFACTURING AGREEMENT ON PAGE 24, YOU STATE THAT YOU HAVE AGREED TO INDEMNIFY MDMI FOR ERRORS OR DEFECTS ARISING FROM SPECIFICATIONS PROVIDED BY YOU TO MDMI RELATING TO THE DESIGN OF THE GYNECONE DEVICE. WE DO NOT UNDERSTAND. SINCE MDMI DESIGNS

O’Neill Law Group PLLC	4
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

AND MANUFACTURES THE DEVICE, WHY WOULD YOU PROVIDE SPECIFICATIONS? IN THIS REGARD, WE ALSO REFER TO YOUR RESPONSE 36.

In response to this comment, although the Company’s product specifications are based on the specifications outlined in the Company’s licensing agreement with MDMI, the Company reserves the right to alter the specifications at any time and may do so based on the results of its research and development of the Gynecone device or feeback from medical practioners resulting from use of the product.

13.
REFER TO THE DISCLOSURE UNDER REVENUE MODEL ON PAGE 26. CLARIFY WHETHER THE $60-$157 PRICE FOR VAGINAL CONES IS ON A PER UNIT BASIS. EXPLAIN “COST PLUS” AND THE BASIS FOR YOUR ASSERTION THAT THE LABOR COMPONENT WILL BE STRICTLY CONTROLLED. FINALLY, IT IS NOT CLEAR EXACTLY HOW MUCH THE GYNECONE WILL COST THE COMPANY PER UNIT. IT APPEARS THAT MATERIALS MAY RUN $5.17 AND LABOR $10.17, BUT IT IS NOT CLEAR WHAT PACKAGING OR STERILIZATION COSTS WILL BE. WE ALSO DO NOT KNOW WHAT THE DISTRIBUTION COST OR MARKETING COST WILL BE PER UNIT.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 to clarify that the cost of vaginal cones in the present market ranges from $60 per unit to $157 for a six-pack composed of six units. The Company has also revised the disclosure in the Amended SB-2 to remove the reference to “strictly controlled” labor costs and clarified the disclosure with respect to the direct costs of producing the Gynecone including packaging and sterilization costs. See the revised disclosure under the heading “The Gynecone”.

14.
UNDER MARKETING STRATEGY ON PAGE 26, YOUR REFER TO “MARKET SHARE PREDICTIONS” AND YOUR “SELECTED GEOGRAPHIC AREA.” PLEASE ELABORATE ON EACH. WE NOTE THAT YOU INTEND TO ESTABLISH DISTRIBUTION AGREEMENTS. CLARIFY WHETHER ANY SUCH AGREEMENTS EXIST AND FILE AS EXHIBITS. IN THE PLAN OF OPERATION SECTION, DISCUSS WHAT THE TERMS OF THESE AGREEMENTS ARE/WILL BE AND THE COSTS AND/OR EXPENSE (E.G. COMMISSION, FEE) ASSOCIATED WITH THE SAME. SEE PRIOR COMMENT 40.

In response to this comment, the Company has deleted the reference to “market share predictions” and disclosed that the “selected geographic area” consists of the Company’s target markets in North America, India, the European Union and Asia. Please see the Company’s response to comment 1 with respect to the Company’s distribution agreements.

15.
WE NOTE THAT YOUR DISTRIBUTORS ARE EXPECTED TO OBTAIN ALL REQUIRED REGULATORY APPROVALS TO MARKET THE GYNECONE DEVICE. TO THE EXTENT THEY ARE UNABLE TO DO SO, THIS WOULD APPEAR TO CREATE A MATERIAL UNCERTAINTY. CONSIDER ADDRESSING AS A RISK FACTOR.

In response to this comment, please see the risk factor headed “We are highly dependent on our distributors for marketing and distribution of our Gynecone device” on page 11 of the Amended SB-2.

16.	UNDER “MARKETING STRATEGY” ON PAGE 26, YOU REFER TO “PROMOTIONAL ACTIVITIES” YOU WILL ENGAGE IN BOTH DOMESTICALLY AND INTERNATIONALLY. FULLY ELABORATE ON THESE ACTIVITIES. SEE PRIOR COMMENT 41.

In response to this comment, the Company’s promotional activities are expected to include the development of a website regarding the Gynecone device and distribution of promotional brochures. Please see the revised disclosure under the heading “Marketing Strategy”.

O’Neill Law Group PLLC	5
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

17.
UNDER “INTELLECTUAL PROPERTY” ON PAGE 27, YOU STATE THAT YOUR INTELLECTUAL PROPERTY CONSISTS OF THE TRADE NAME “GYNECONE.” DISCLOSURE ON PAGE 30 STATES YOU HAVE NO INTELLECTUAL PROPERTY. PLEASE RECONCILE. SEE PRIOR COMMENT 42.

In response to this comment, disclosure on page 30 states that the Company has no “patents or trademarks” that does not mean they have no intellectual property. The Company’s intellectual property consists of the trade name “Gynecone”, and technical and process information regarding the design of the Gynecone, as stated in the Amended SB-2 under the heading “Intellectual Property”.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 23

18.
PLEASE UPDATE THE MILESTONES AND OBJECTIVES TABLE AS APPROPRIATE. IN DOINGS SO, CLARIFY AND UPDATE “VALIDATION OF THE PROPOSED GYNECONE DEVICE” IN PHASE I. IN PHASE II, EXPLAIN AND ELABORATE ON “INITIAL CLINICAL EVALUATION AND REFINEMENT OF WORKING PROTOTYPES.” UPDATE AND ELABORATE ON “MARKETING IN PHILIPPINES TO SECURE DISTRIBUTION CHANNELS AND GENERATE LEADS” AND EXPLAIN TO WHAT “PROTECTION OF INTELLECTUAL PROPERTY” REFERS. YOU STATE IN PHASE II THAT YOU EXPECT TO FINALIZE DISTRIBUTION AGREEMENTS IN THE PHILIPPINES BETWEEN JULY AND SEPTEMBER 2005. DISCLOSURE ELSEWHERE SUGGEST JUNE 2005.

In response to this comment, please see the revised disclosure under the heading “Milestones and Objectives” on page 34 of the Amended SB-2.

19.	PLEASE ELABORATE ON PROFESSIONAL FEES AND TRAVEL EXPENSES IN THE TABLE BENEATH MILESTONES AND OBJECTIVES. WHAT DO THESE FEES AND EXPENSES ENTAIL?

In response to this comment, the Company has revised the disclosure in the noted table as requested. The Company has also reduced its estimated travel costs as a result of reduced costs of negotiating its distributor agreement with Medisell.

20.
PROVIDE YOUR AVAILABLE CASH BALANCE AS THE MOST RECENT DATE. IT APPEARS FROM THE TABLES THAT YOUR EXPENDITURES OVER THE NEXT 12 MONTHS WILL TOTAL $75,000, INCLUDING THE FEES ASSOCIATED WITH THIS OFFERING. THE DISCLOSURE SUGGESTS THAT YOUR EXPENSES WILL TOTAL $75,000, LESS $10,000 IN OFFERING EXPENSES ALREADY PAID. YOU GO ON TO STATE THAT YOU PRESENTLY HAVE FUNDS SUFFICIENT TO PURSUE YOUR STATED PLAN OF OPERATION. GIVEN THAT YOUR AVAILABLE CASH BALANCE ($64,780) IS LESS THAN YOUR PLANNED EXPENDITURES, WE DO NOT UNDERSTAND THIS STATEMENT.

In response to this comment, please see the Company’s response to comment 19 and the revised disclosure under the heading “Milestones and Objectives” on page 34 of the Amended SB-2.

21.
YOU INDICATE IN THE BUSINESS SECTION THAT YOU WILL SPEND $25,000 ON RESEARCH AND DEVELOPMENT OVER THE NEXT TWELVE MONTHS. REVISE YOUR DISCLOSURE TO INCLUDE THIS EXPENDITURE IN YOUR MILESTONES AND OBJECTIONS TABLE. YOU CURRENTLY INDICATE THAT YOU WILL EXPEND $20,000 FOR R&D ACTIVITIES, SELECTING SITES FOR RELEASE OF COMMERCIALIZED PRODUCT AND DEVELOPING PACKAGING FOR THE GYNECONE DEVICE.

In response to this comment, the Company’s research and development activities also include costs relating to initial clinical evaluations and refinement of working prototypes which are outlined in Phase II of the Company’s plan of operation. The Company does not estimate expending more than $25,000 in total on R&D activities related to the development of the Gynecone device.

O’Neill Law Group PLLC	6
United States Securities and Exchange Commission
Attention: William A. Bennett, Esq.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS, PAGE 35

22.
WE NOTE YOUR USE OF AN IMBEDDED LIST IN THIS SECTION. REVISE THE PROSPECTUS TO DELETE THE USE OF ALL IMBEDDED LISTS. RATHER THAN INCLUDE THESE LISTS IN PARAGRAPH FORM, BREAK THEM OUT INTO BULLET POINTS, WITH ONE BULLET POINT FOR EACH ITEM LISTED.

In response to this comment, the Company has revised the disclosure in the Amended SB-2 as requested.

FINANCIAL STATEMENTS

LICENSE AGREEMENT

23.

PLEASE EXPAND NOTE 1 (G) TO DISCLOSE THE SIGNIFICANT ASSUMPTIONS USED TO ESTIMATE FUTURE UNDISCOUNTED CASH FLOWS UNDER THE LICENSE AGREEMENT. ALSO DISCLOSE THE EXPECTED USEFUL LIFE OF THE LICENSE AGREEMENT AND THE METHOD OF AMORTIZATION THAT WILL BE USED.

In response to this comment, please see the revised Note 2(g) to the audited financial statements for the period ended October 31, 2004 and the interim financial statements for the period ended January 31, 2005.

24.
PLEASE PROVIDE A NOTE TO THE INTERIM FINANCIAL STATEMENTS STATING THAT ALL ADJUSTMENTS WHICH IN THE OPINION OF MANAGEMENT ARE NECESSARY IN ORDER TO MAKE THE FINANCIAL STATEMENTS NOT MISLEADING HAVE BEEN PROVIDED. SEE INSTRUCTION 2 TO ITEM 310(B) OF REGULATION S-B.

In response to this comment, please see the revised Note 1 to the interim financial statements for the period ended January 31, 2005.

PART II

SIGNATURES

25.	AS REQUIRED BY INSTRUCTION I TO THE SIGNATURE REQUIREMENTS OF THE FORM, THE SIGNATURE OF THE PRINCIPAL FINANCIAL OFFICER MUST BE INCLUDED. PLEASE INCLUDE THE APPROPRIATE SIGNATURE OF TITLE.

In response to this comment, please see the signature page to the Amended SB-2.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Stephen F.X. O’Neill”

STEPHEN F.X. O'NEILL
SON/clk
Enclosures
cc:          Med-Tech Solutions, Inc.
               Attn: Mr. Mark A. McLeary, Chief Executive Officer